Exhibit 99.1

Textainer Group Holdings Limited

MINUTES OF

THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, June 1, 2023, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2023 Annual General Meeting of Shareholders (the “2023 Annual Meeting”) at The Loren Hotel, 116 South Road, Tucker’s Town, Bermuda HS 01. The close of business on April 5, 2023 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2023 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2023 Annual Meeting was given to the Shareholders pursuant to a Notice of 2023 Annual General Meeting of Shareholders dated April 28, 2023, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 28, 2023. As of April 5, 2022, there were 42,397,269 Common Shares issued and outstanding. A total of 33,723,918 Common Shares issued and outstanding as of April 5, 2022 were present in person or by proxy at the 2023 Annual Meeting, representing 79.54% of the total Common Shares issued and outstanding as of April 5, 2023.

CHAIRMAN AND SECRETARY

Hyman Shwiel served as chairman of the 2023 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2023 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2023 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF ELECTION OF CLASS III DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for election, in each case, as a Class III director of the Company, at the 2023 Annual Meeting:

Mr. David Nurek

Mr. Christopher Hollis

Ms. Grace Tang

RESOLVED, that Mr. David Nurek be, and hereby is, elected as a Class III director of the Company;

For: 26,417,687 Common Shares, representing 86.22% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Withheld: 4,223,657 Common Shares, representing 13.78% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Christopher Hollis be, and hereby is, elected as a Class III director of the Company;

For: 30,535,105 Common Shares, representing 99.65% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Withheld: 106,239 Common Shares, representing 0.35% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Ms. Grace Tang be, and hereby is, elected as a Class III director of the Company;

For: 29,981,032 Common Shares, representing 97.85% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Withheld: 660,312 Common Shares, representing 2.15% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2022

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2022, a copy of which is included in the Company’s 2022 Annual Report to Shareholders and laid before the Shareholders at the 2023 Annual Meeting (the “2022 Financial Statements”).

RESOLVED, that the 2022 Financial Statements, as included i the Company’s 2022 Annual Report to Shareholders be, and they hereby are, approved.

For: 30,569,571 Common Shares, representing 99.77% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Against: 3,004 Common Shares, representing 0.01% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Abstain: 68,769 Common Shares, representing 0.22% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDING DECEMBER 31, 2023

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2023.

RESOLVED, that the re-appointment of Deloitte & Touche LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2023 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2023 be, and they hereby, are approved.

For: 33,413,453 Common Shares, representing 99.08% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Against: 286,009 Common Shares, representing 0.85% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Abstain: 24,456 Common Shares, representing 0.07% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

PROPOSAL FOUR: APPROVAL OF AN AMENDMENT TO THE COMPANY’S BYE-LAWS TO DELETE THE ENTIRETY OF BYE-LAW 75, IN ORDER TO REMOVE “POISON PILL” PROVISIONS WHICH EXCLUDE THE VOTING RIGHTS OF MAJOR SHAREHOLDERS CONSIDERED “INTERESTED SHAREHOLDERS” IN CERTAIN BUSINESS COMBINATION TRANSACTIONS

WHEREAS, the Board of Directors has approved an amendment of the Company’s bye-laws to delete the entirety of Bye-Law 75, in order to remove provisions which exclude the voting rights of major shareholders considered “Interested Shareholders” in certain business combination transactions.

RESOLVED, that the amendment of the Company’s bye-laws to delete the entirety of Bye-Law 75, in order to remove provisions which exclude the voting rights of major shareholders considered “Interested Shareholders” in certain business combination transactions, are approved as more than 66% of the issued and outstanding shares voted for the resolution.

For: 30,494,329 Common Shares, representing 99.52% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Against: 128,787 Common Shares, representing 0.42% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

Abstain: 18,228 Common Shares, representing 0.06% of the Common Shares issued and outstanding as of April 5, 2023 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2023 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Dan Cohen	/s/ Hyman Shwiel
Dan Cohen	Hyman Shwiel
Assistant Company Secretary	Chairman
Date: June 5, 2023	Date: June 5, 2023